EXHIBIT 99.2
Cameco Corporation
Supplementary Financial Information
For the three months ended December 31, 2007 and 2008
($Cdn Thousands)
(Unaudited)

	Three Months Ended
Earnings	Dec 31/08	Dec 31/07

Revenue from
Products and services	$917,684	$493,918

Expenses
Products and services sold	461,386	325,015
Depreciation, depletion and reclamation	90,137	56,672
Other expenses	310,489	45,062

Earnings before income taxes and minority interest	55,672	67,169
Income tax recovery	(8,078)	(1,724)
Minority interest	32,810	7,395

Net earnings	$30,940	$61,498

Basic earnings per common share	$0.08	$0.18

Diluted earnings per common share	$0.08	$0.17

	Three Months Ended
Cash Flows	Dec 31/08	Dec 31/07

Operating activities
Net earnings	$30,940	$61,498
Items not requiring cash	212,878	66,722
Other operating items	96,203	(71,176)

Cash provided by operations	340,021	57,044

Investing activities
Additions to property, plant and equipment	(215,535)	(135,461)
Other	(9,699)	3,248

Cash used in investing	(225,234)	(132,213)

Financing activities
Change in debt	3,279	26,076
Issue of shares	237	215
Dividends	(21,941)	(17,447)
Shares repurchased	—	(205,356)

Cash used in financing	(18,425)	(196,512)

Increase (decrease) in cash during the period	$96,362	$(271,681)

Cameco Corporation
Supplementary Financial Information
For the three months ended December 31, 2007 and 2008
($Cdn Thousands)
(Unaudited)
Segmented information
For the three months ended December 31, 2008

	Uranium	Fuel Services	Electricity	Gold	Inter- Segment	Total

Revenue	$450,067	$69,502	$126,052	$277,253	$(5,190)	$917,684

Expenses
Products and services sold	224,946	48,767	55,288	136,209	(3,824)	461,386
Depreciation, depletion and reclamation	32,444	7,229	12,073	38,592	(201)	90,137
Exploration	15,425	—	—	9,176	—	24,601
Other expenses	7,624	1,991	—	—	—	9,615
Cigar Lake remediation	2,486	—	—	—	—	2,486
Restructuring costs	—	—	—	8,400	—	8,400
Gain on sale of assets	(891)	—	—	—	—	(891)
Non-segmented expenses						266,278

Earnings (loss) before income taxes and minority interest	168,033	11,515	58,691	84,876	(1,165)	55,672
Income tax recovery						(8,078)
Minority interest						32,810

Net earnings						$30,940

For the three months ended December 31, 2007

	Uranium	Fuel Services	Electricity	Gold	Inter- Segment	Total

Revenue	$218,881	$76,522	$113,785	$87,799	$(3,069)	$493,918

Expenses
Products and services sold	114,479	102,119	55,730	55,917	(3,230)	325,015
Depreciation, depletion and reclamation	23,649	10,135	11,740	11,148	—	56,672
Exploration	11,469	—	—	5,598	—	17,067
Other expenses	977	—	—	—	—	977
Cigar Lake remediation	6,094	—	—	—	—	6,094
Restructuring costs	—	—	—	8,000	—	8,000
Gain on sale of assets	(927)	—	—	—	—	(927)
Non-segmented expenses						13,851

Earnings (loss) before income taxes and minority interest	63,140	(35,732)	46,315	7,136	161	67,169
Income tax recovery						(1,724)
Minority interest						7,395

Net earnings						$61,498